Seaport West

155 Seaport Boulevard

Boston, MA 02210-2600

617 832 1000 main

617 832 7000 fax

Robert W. Sweet Jr.

617 832 1160 direct

rws@foleyhoag.com

April 6, 2012

Via EDGAR

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	Exa Corporation Registration

Statement on Form S-1

Filed August 3, 2011

File No. 333-176019

Dear Ms. Jacobs:

On behalf of Exa Corporation (“Exa”), please find transmitted herewith for filing Exa’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2011 (Registration No. 333-176019) and subsequently amended on October 7, 2011 (as so amended, the “Registration Statement”). As a courtesy to the Staff, two copies of Amendment No. 2 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 2.

Amendment No. 2 is being filed in response to comments of the Staff set forth in the Commission’s letters dated August 30, 2011 and November 1, 2011. Additionally, Amendment No. 2 reflects the inclusion of Exa’s audited financial statements for its fiscal year ended January 31, 2012, the appointment of PricewaterhouseCoopers LLP as Exa’s independent registered public accounting firm, the restatement of Exa’s previously published financial statements for fiscal years 2010 and 2011 and related matters, as more fully discussed in Exa’s response to Comment 11 below.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers in Exa’s responses are to pages of the prospectus which forms a part of the Registration Statement (the “Prospectus”) as revised and included in Amendment No. 2. Other changes have also been made, as indicated in the marked materials.

On behalf of Exa, we respond to the specific comments of the Staff as follows:

A. Staff Letter dated August 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key metrics that we use to evaluate our performance, page 36

16. Disclosure throughout your filing emphasizes the recurring nature of your revenues and the high visibility they provide into your future performance. For example, you disclose on page 58 that on average over the past

Ms. Barbara C. Jacobs

April 6, 2012

three fiscal years, more than 70% of your annual revenue was attributable to contractual commitments that were in place at the beginning of the fiscal year. Please tell us what consideration you gave to providing more specific, quantitative disclosure of your annual renewal rates or other similar metric used to measure the recurring nature of your revenues, to the extent such metric constitutes key data used by management to assess the company’s performance.

Response:

Exa has expanded its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and elsewhere in the Prospectus to present information concerning its annual “license revenue renewal rate,” an operational metric that Exa management considers to be a useful indicator of customer retention, since, as the Staff comment observes, recurring revenue is an important aspect of Exa’s business model.

B. Staff Letter dated November 1, 2011

General

1. Please further revise your summary and risk factor discussion to disclose more clearly the effective control your largest shareholders will likely continue to have over the company following the offering. In this regard, we note that in response to prior comment 11, you have revised the discussion of risks on page 4 of your summary to state that the ownership stake that insiders will continue to hold following the offering “may limit [other stockholders’] ability to influence corporate matters.” This description appears to understate the degree of control your largest stockholders will likely have, given that FMR LLC and the Boston Capital Ventures funds currently beneficially own 42% and 38%, respectively, of the company’s outstanding common stock, and the Boston Capital Ventures have a representative on your board. Please revise the referenced disclosure, as well as the related risk factor on page 22, to state unambiguously that your private equity investors and other insiders will likely continue to have effective control of the company following the offering. In addition, tell us what consideration you gave to providing related disclosure on the prospectus cover page.

Response: The disclosure on page 4 of the summary and related risk factor disclosure have been revised as suggested. The post-IPO ownership of Exa’s officers, directors and greater than 5% shareholders will depend on the number of shares of Exa’s common stock that are sold in the IPO and the extent, if any, to which any of these shareholders are selling stockholders in the IPO. Once this information is known, Exa will re-evaluate the appropriateness of providing related disclosure on the prospectus cover page.

Prospectus Summary, page 1

2. We note your response to prior comment 3, and in particular the support provided for the following assertion that appears in the first paragraph of your summary overview and elsewhere in the filing: “We enable significant cost savings and fundamental improvements in our customers’ vehicle development process by allowing their engineers and designers to gain crucial insights about design performance early in the design cycle.” Please revise this statement to clarify, as noted in your response, that these claims reflect the company’s beliefs based primarily on feedback from, and public statements of, certain of your customers.

Response: The disclosure on page 1 has been augmented as suggested.

3. We re-issue prior comment 7, as the term “lattice Boltzmann method” still appears on page 3 of the summary, as well as on pages 17 and 24 of the prospectus, without a brief explanation of the term or cross reference to a more detailed explanation elsewhere in the document. Please revise.

Response: A cross reference to a description of the lattice Boltzman method contained in the “Business” section of the prospectus has been included with the first use of that term on page 1 of the summary.

Ms. Barbara C. Jacobs

April 6, 2012

Risk Factors, page 9

General

4. Please ensure that each of your risk factor headings briefly describes the specific risk posed to the company or investors, as opposed to merely identifying facts or circumstances that give rise to the risk. For example, expand the following heading on page 10 to identify the risk posed: “Our sales cycle is lengthy and complicated.”

Response: Risk factor headings appearing on pages 11 and 20 have been revised as suggested.

Use of Proceeds, page 26

5. We note your response to prior comment 14 and the related revisions made to this section of the prospectus. You disclose that you may use a portion of the net proceeds from the offering to repay outstanding term loans in aggregate principal amount of $5 million that were incurred pursuant to a loan and security agreement dated January 28, 2011. Please disclose the interest rate and maturity of the term loan, in addition to the prepayment penalty, which you have already disclosed. Further, as this debt was incurred within the last year, disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Response: The Use of Proceeds disclosure has been revised as suggested, and also to reflect the fact that Exa has drawn down the final advance available under the credit facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Six months ended July 31, 2011 compared to six months ended July 31, 2010, page 47

6. We note your effective tax rates are (2.6%) and 5.8% for the six months ended July 31, 2010 and July 31, 2011, respectively. We further note your disclosure on page 48 that states these effective tax rates are below statutory tax rates “primarily due to U.S. taxable income being offset by net operating loss carryforwards.” In consideration of the significant difference between your effective tax rates and the statutory tax rates, please expand your disclosure to explain in greater detail the difference between the rates, and to identify and quantify any other material reconciling items. See Section III.D of SEC Release No. 33-6835.

Response: The disclosure concerning Exa’s tax provision in each period-to-period comparison included in the updated MD&A has been substantially revised to explain the differences between the statutory and effective tax rates.

Fiscal year ended January 31, 2011 compared to fiscal year ended January 31, 2010, page 48

7. We note your revised disclosures in response to prior comment 21. Although you have revised your disclosures, it continues to appear that two or more factors have impacted your license revenue. That is, acquiring new customers and existing customers purchasing additional applications. We repeat our prior comment that where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Similar concerns apply to your discussion of license revenue for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended July 31, 2011 compared to the three months ended July 31, 2010.

Response: The discussion of year-over-year changes in license revenue has been revised as suggested to quantify the contribution from new versus existing customers.

8. Your revised disclosure on page 50 in response to prior comment 23 indicates that one of the reasons for the increase in your provision for income taxes in fiscal year 2010 compared to fiscal year 2009 is a result of an increase in foreign income taxes of $102,000 primarily related to your German subsidiary. We further note in

Ms. Barbara C. Jacobs

April 6, 2012

your table in Note 2 on page F-14, that your revenue related to Germany decreased from $5.77 million in fiscal year ended January 31, 2009 to $4.22 million in fiscal year ended January 31, 2010. Please tell us why your foreign income taxes related to your German subsidiary increased at the same time that your revenue related to Germany decreased.

Response: The disclosure concerning Exa’s tax provision in each period-to-period comparison included in the updated MD&A has been substantially revised. Because fiscal year 2009 is no longer included in the period covered by MD&A, a discussion of changes in foreign income taxes in Germany compared to fiscal year 2009 is no longer relevant.

9. We note your revised disclosures in response to prior comment 23. It does not appear that you have included each of the material items in your reconciliation between the statutory tax rate and your effective tax rate. Please expand your income tax disclosures to discuss the significant impact of state income taxes to your fiscal year ended January 31, 2010. In addition, your disclosures should be expanded to discuss the significant decrease in your change in valuation allowance for the fiscal year ended January 31, 2010, the research and development credits impact for the same fiscal year end, and the impact of nondeductible expenses for the fiscal year ended January 31, 2011. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Similar disclosures should be made in your income tax discussion on page 50.

Response: The tax disclosure in the updated MD&A and footnotes to the consolidated financial statements have been extensively revised in response to this comment, and also to disclose the release of Exa’s valuation allowance as of January 31, 2012.

Principal and Selling Stockholders, page 95

10. We note the revisions made in response to prior comment 33 to footnotes 3 and 4 to the principal and selling stockholder table. The added disclosures, however, include disclaimers of beneficial ownership except to the extent of the beneficial owners’ pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Accordingly, please revise to delete the disclaimers. Alternatively, provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Response: The Principal and Selling Stockholders disclosure has been revised to eliminate the disclaimers of beneficial ownership.

Experts, page 108

11. We reviewed your response to prior comment 2 from our letter dated September 8, 2011, regarding the affiliate status of FMR, and we are unable to agree with your conclusion in these specific facts and circumstances. As a result, please provide a description of:

•	All relationships that your auditor, including associated entities of the auditor, has with FMR and its affiliates;

•	An analysis of how those relationships are consistent with the independence requirements in Rule 2-01 of Regulation S-X; and

•

To the extent any of those relationships would be inconsistent with those requirements, your analysis of whether a reasonable investor with knowledge of all relevant facts and circumstances would conclude that your auditor is capable of exercising objective and impartial judgment on all issues encompassed within its audit engagement.

Ms. Barbara C. Jacobs

April 6, 2012

We may have additional comments.

Response: After further consideration in light of Exa’s consultation with the Staff and its comment above, Exa’s audit committee and Ernst & Young LLP jointly concluded that Ernst & Young LLP was not in a position to audit the financial statements included in the Prospectus. As described under “Change in independent registered public accounting firm” beginning on page 59, Ernst & Young LLP resigned as Exa’s independent registered public accounting firm in December 2011.

In December 2011, Exa retained PricewaterhouseCoopers LLP as its new independent registered public accounting firm. Exa’s consolidated financial statements as of January 31, 2011 and 2012 and for the fiscal years ended January 31, 2010, 2011 and 2012 that are included in the Prospectus have been audited by PricewaterhouseCoopers.

As disclosed in Note 2 to the consolidated financial statements included in the Prospectus and elsewhere in the document, in connection with the re-audit of Exa’s financial statements for fiscal years 2010 and 2011, certain adjustments and reclassifications were made which affected Exa’s previously reported results for those fiscal years and for each quarter in fiscal year 2011. As a result, the financial statements for those periods as they appear in the Prospectus have been restated, and are identified as such.

The Prospectus also discloses, under “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” on page 22, and in MD&A, that in the course of the preparation and audit of its financial statements for fiscal year 2012, and in light of the restatement described above, Exa identified material weaknesses in its internal control over financial reporting relating to accounting for taxes and for complex equity arrangements. As a result, and as stated in the Prospectus, Exa has concluded that its internal control over financial reporting is not effective in those respects.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

12. We have reviewed your response to prior comment 39. The pro forma earnings per share should be presented on the face of the statements of operations since it results in a material reduction of basic earnings per share. Further, your footnote disclosure should demonstrate how the pro forma earnings per share were calculated.

Response: The statement of operations has been revised to disclose pro forma earnings per share. Additionally, Note 3 to the financial statements has been augmented as suggested.

Revenue Recognition, page F-8

13. We have reviewed your revised disclosures in response to prior comment 40. Please address the following items:

•

Your disclosure on page 37 indicates that you separately license front-end and backend application software for a fixed annual fee, based on the number of concurrent users. Please clarify if this application software is your term license disclosed in your policy. Consider identifying which software is sold under a usage base model from those sold on a term license base model. In addition, please explain how you account for the hosting element when you provide your software on a software-as-a-service “via [y]our hosted PowerFLOW OnDemand offering.”

Ms. Barbara C. Jacobs

April 6, 2012

Response: The disclosures on page 41 in Management’s Discussion and Analysis of Financial Condition and Results of Operations and on page F-11 have been revised to clarify Exa’s accounting for the term licenses for its front-end and back-end preparation and analysis applications.

•

Clarify your disclosure that, “since it does not have objective and reliable evidence of the fair value of the individual elements contained in a bundled sale of term and usage-based software licenses, the arrangement is valued in the aggregate…” In this regard, you disclose that revenue is recognized based, in part, on ASC 605, Revenue Recognition; however, we note no disclosure of its application. Tell us if your multiple element arrangements include non-software elements in addition to software elements. If so, revise your policy to clarify how you apply ASC 605-25-30-1 through 30-9 to those arrangements.

Response: Exa’s multiple element arrangements do not include any bundled non-software elements.

•

We note your disclosure that you may sell term and usage-based software licenses separately. Please provide clarifying disclosure to explain whether a customer would always purchase these software licenses together. That is, revise to disclose your policy for term licenses or usage-based software licenses that are sold separately.

Response: The disclosure has been revised to clarify that customers purchase licenses for front and back-end applications for terms that are coterminous with the related simulation license, and that customers who wish to purchase additional simulation capacity or add users of Exa’s front or back-end applications during the term of the original simulation license must do so by entering into a separate arrangement. With the exception related to PowerTHERM described below, these are the only circumstances in which term or usage-based licenses are sold separately. Revenue from these new arrangements is recognized over the term of the new agreements, which include bundled maintenance and support, and are for a term of less than twelve months, coterminous with the remaining term of the original simulation license.

Exa has occasionally licensed its PowerTHERM application, which has functionality that can be utilized independently from PowerFLOW, on a standalone basis, under a term license in a bundled arrangement including support and maintenance. Revenue from these arrangements is recognized over the term of the license agreement.

•

Your disclosure on page F-8 indicates that customers purchase usage-based licenses for simulation capacity. In addition, we note your disclosure on page 37 that customers will purchase a block of ‘simulation-hours” that may be used at any time, but expire at the end of the contract period. Please provide us with a detailed analysis that explains how you determined that recognizing revenue under these licenses ratably over the term of the license agreement best reflects the delivery of the license usage. In your response, explain why you do not recognize revenue as the simulation hours are used since your revenue primarily consist of subscription fees under annual, usage-based licenses. In this regard, we note your disclosures on page F-8 indicate that a customer has a limited amount of usage and that you monitor capacity usage.

Response: The disclosures on page 41 and F-11 have been revised to make clear that all of Exa’s software licenses include multiple elements such as support and maintenance as part of a bundled sale and to further clarify the application of ASC 605 to those sales.

The statement noted by the Staff above, to the effect that Exa “determines customers’ simulation capacity usage by monitoring capacity usage logs that customers are obligated to provide,” was inaccurate and has been deleted. While Exa’s customers may voluntarily share information concerning their usage of simulation capacity over the term of the license, they are not obliged to do so. The information available to Exa concerning customers’ actual utilization patterns is anecdotal, and not sufficiently comprehensive or accurate to provide a reliable basis for recognition of license revenue.

Ms. Barbara C. Jacobs

April 6, 2012

Note 13. Subsequent Events, page F-30

14. Tell us and disclose how you will account for the “added” feature that adjusts for the number of additional shares for which the warrants will become exercisable depending on advances made under the lender and security agreements. In addition, describe how you are accounting for these warrants. We refer you to FASB ASC 480-10-25-8 to 25-13.

Response: The consolidated balance sheet and consolidated statement of cash flows have been revised to provide expanded disclosure concerning the liability associated with the warrants and the effect of the mark-to-market adjustment of the liability associated with the warrant on net cash provided by operating activities. Exa has also included in Note 9 to the consolidated financial statement detailed disclosure regarding the accounting treatment of the warrants.

If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:

cc:	Stephen A. Remondi
Kenneth J. Gordon Esq.